                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-66658

Prospectus

                                   Alloy, Inc.

                        6,244,712 Shares of Common Stock

                            ------------------------

      We have prepared this prospectus to allow the selling stockholders we identify to sell up to 6,244,712 shares of our common stock. Certain of the selling stockholders, as identified in the Selling Stockholders table on pages 7 -9, may acquire the shares after converting shares of preferred stock or exercising warrants we issued to them in private placements of our Series A preferred stock and a related warrant and our Series B preferred stock and related warrants. Other selling stockholders acquired the shares in connection with our acquisitions of Triple Dot Communications, Inc.; Y-Access, LLC; Carnegie Communications, Inc. or CASS Communications, Inc. We will not receive any of the proceeds from the sale of common stock by the selling stockholders pursuant to this prospectus, although we will receive the exercise price for warrants exercised by the selling stockholders and we will bear certain expenses incident to the registration of shares of common stock for the selling stockholders.

      The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices, but they are not required to sell any shares. The price to the public for the shares and the proceeds to the selling stockholders at any time will depend upon the market price of the securities when sold. See "Selling Stockholders" and "Plan of Distribution."

      The 6,244,712 shares included in this prospectus include 1,026,887 shares we are registering to satisfy our obligation contained in the registration rights agreement executed in connection with the private placement of our Series B preferred stock and related warrants to register shares of common stock equal to 1.50 times the number of shares issuable, as of the day prior to the filing of the registration statement that includes this prospectus upon conversion of the Series B preferred stock and exercise of the related warrants.

      Our common stock is traded on the Nasdaq National Market under the trading symbol "ALOY." On October 23, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $15.55 per share.

                            ------------------------

                  Investing in our common stock involves risks.
                     See "Risk Factors" beginning on page 3.

                            ------------------------

      You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. Neither the delivery of this prospectus nor any distribution of the shares of common stock pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

      Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to make any representation to the contrary.

                   This prospectus is dated October 24, 2001.

                                TABLE OF CONTENTS

                                                                          Page


PROSPECTUS SUMMARY...........................................................1
THE OFFERING.................................................................3
RISK FACTORS.................................................................3
USE OF PROCEEDS..............................................................7
SELLING STOCKHOLDERS.........................................................7
PLAN OF DISTRIBUTION........................................................10
LEGAL MATTERS...............................................................11
EXPERTS.....................................................................11
WHERE YOU CAN FIND MORE INFORMATION.........................................11

                               PROSPECTUS SUMMARY

      You must also consult the more detailed financial statements, and notes to financial statements filed with our Annual Report on Form 10-K, incorporated by reference in this prospectus. This prospectus contains forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors as outlined in this prospectus.

                                   Our Company

      Alloy is a multi-channel media company and direct marketer providing community, content and commerce to Generation Y, the approximately 58 million boys and girls between the ages of 10 and 24. Alloy is a recognized brand for this generation, which the Census Bureau estimates will grow 19.5% faster than the overall U.S. population and which accounts for more than $250 billion of annual disposable income. Our convergent media model employs an array of integrated online and offline media and marketing assets to reach the Generation Y market. Our Web site, www.alloy.com, is a destination where Generation Y boys and girls can interact, share information, explore interesting and relevant content, and shop. Our action sports Web site, www.ccs.com, offers a complete line of action sports, particularly skate and snowboarding inspired clothing, shoes and hard goods from known industry brands. Each of these Web sites is complemented by a direct mail catalog. We have also acquired a developer of books targeted at Generation Y boys and girls, an action sports magazine, two companies that provide Generation Y marketing services and market research and a company that produces publications and Web sites that profile colleges and universities and distributes them to high school students, parents and guidance counselors. We have also acquired a company that provides integrated advertising and marketing services to connect advertisers and their agencies with the college and high school markets. We leverage our media assets and our ability to contact Generation Y boys and girls to drive sales of Generation Y-focused apparel, accessories and action sports equipment, and sell comprehensive marketing and advertising services packages to entities seeking to reach the Generation Y audience.

      Since our inception in 1996, we have experienced rapid growth, through both organic growth and strategic acquisitions. Our revenues, primarily from merchandise sales and complemented by advertising and sponsorship sales, have grown from $2.0 million in fiscal 1997 to $91.2 million in fiscal 2000, the fiscal year ended January 31, 2001. Our net losses increased from $1.9 million in fiscal 1997 to $29.7 million in fiscal 2000. In August 1997, we introduced our Alloy direct mail catalog to attract additional visitors to our Web site, increase revenues and build recognition for the Alloy brand. In fiscal 2000, we mailed a total of approximately 36 million Alloy and CCS catalogs to boys and girls of Generation Y. As a result of our online and off-line marketing programs, catalog circulation, Web sites and acquisitions, we have developed a database of over 7.1 million Generation Y boys and girls, enabling us to market to specific segments of our audience. In addition to our sales of Generation Y-focused merchandise, our community of Generation Y boys and girls presents an opportunity for marketers. Marketers are currently focusing on Generation Y because of its growing spending power and tendency to carry brand loyalties established at a young age into adulthood. We pursue sponsorship and other revenue opportunities to connect these marketers with our Generation Y community.

      Our objective is to become the leading Generation Y-focused convergent media and marketing company. We hope to achieve this objective through the following strategies:

      o Enhance and Acquire Strong Brands. We plan to continue building Alloy as our flagship teen brand known for high quality, Generation Y-focused community, content and commerce for both boys and girls. We plan to continue associating our CCS brand with action sports activities, merchandise and lifestyle popular with Generation Y boys. We believe that these brands allow us to build customer loyalty and increase the frequency of contact with members of Generation Y. The success of this strategy depends on our continued ability to understand accurately the needs and interests of our audience.

      o Grow and Monetize our Generation Y Name Database. We intend to increase the size of our name database through increased catalog circulation, marketing via Alloy-owned media assets, selective advertising and acquisitions.

      o Leverage our Relationships with Advertisers. Over the past two fiscal years, we have developed larger and more comprehensive advertising programs with companies seeking to reach the growing Generation Y audience. Through internal development and acquisition, we plan to increase the number of our contact points with Generation Y to offer these clients greater and more effective access to their target demographic.

      o Expand Media Reach. We intend to pursue a comprehensive, cross media strategy to serve and interact continuously with members of Generation Y. Our catalogs are the centerpiece of this effort, with our Web sites providing current teen-focused community, content and commerce. Our books and magazines reach Generation Y members in the offline world, while relationships with other companies allow us to carry selected Web site content onto wireless devices. These relationships have positioned us to capitalize on commerce and content opportunities in the interactive television space as this medium develops.

      o Make Strategic Acquisitions. We continue to seek opportunities to make strategic acquisitions of businesses and assets that complement or expand our existing core businesses and competencies in an effort to achieve any or all of the four strategic objectives discussed above. While we have a track record of making successful acquisitions and integrating these businesses, there is no guarantee of equal success in the future.

      o Strengthen Co-ed Community. Through www.alloy.com, we plan to continue fostering a community that appeals to both boys and girls, using our other media contact points with Generation Y as feeders to our flagship Web site. We believe that a successful Generation Y community site is largely dependent on dynamic boy-girl interaction, and our continuing ability to create such a Web site is critical to our business. We will continue to create an engaging environment for youths of both sexes to meet and "hang out" by presenting information, products and services that have co-ed appeal.

      o Continue to Improve User Experience. We intend to enhance the appeal of our Web sites by on-going development of our content, services and community-oriented features.

      o Enhance Web Site and Technology Infrastructure. We will continue to invest in infrastructure technologies and transaction-processing systems to support our expected growth. We will continue to incorporate third party technologies that we believe will efficiently and effectively support our fulfillment, commerce, transaction-processing and communications capabilities. We also intend to increase the automation and efficiency of our supply chain and fulfillment activities to enhance our customers' shopping experiences. We rely heavily on third parties to improve our Web sites, and we can not guarantee the future reliability of these third parties.

      o Expand Internationally. We believe that significant opportunities exist to address the global adoption of the Internet and the international demand for Generation Y-focused community, content and commerce. The size of Generation Y internationally and the emergence of a global youth culture that is heavily influenced by the U.S. present overseas opportunities. We believe that a presence in these markets will enhance our long-term competitive position. Towards that end, we have translated selected content areas of the www.alloy.com Web site into other languages and circulated CCS catalogs in Japan on a trial basis. We intend to explore further these opportunities to extend the overseas reach of our brands and to create strategic relationships in targeted international markets. While we expect international expansion to be measured, there is greater uncertainty in moving into the international market.


                             - - - - - - - - - - - -


      Our principal executive offices are located at 151 West 26th Street, 11th Floor, New York, New York 10001. Our telephone number at that location is (212) 244-4307.

                                  THE OFFERING

Common stock offered....................................   6,244,712 shares (1)

Common stock to be outstanding after the offering.......   30,061,956 shares(2)

Use of proceeds.........................................   We will not receive any proceeds from the sale by
                                                           the selling stockholders of our common stock.

Nasdaq National Market symbol for our common stock......   Our common stock is traded on the Nasdaq National
                                                           Market under the symbol "ALOY"





(1) Consists of 1,720,392 shares of common stock issued in connection with the Cass Communications acquisition, 62,296 shares issued as performance payments to the former shareholders of Triple Dot and Y-Access after the closing of those acquisitions, 197,152 shares issued to the former shareholders of Carnegie Communications in connection with our acquisition of Carnegie and currently held in escrow, 877,193 shares of common stock issuable on conversion of our Series A preferred stock, up to 2,326,923 shares of common stock issuable on conversion of our Series B preferred stock and up to 1,060,756 shares of common stock issuable upon exercise of warrants.


(2) The number of shares of common stock to be outstanding after this offering includes the 2,428,475 shares potentially initially issuable upon conversion of our Series A preferred stock and Series B preferred stock, the 809,510 shares potentially initially issuable upon exercise of the warrants issued in connection with the private placements of such preferred stock, and the 1,720,392 shares issued on the closing of the CASS Communications acquisition, 2,081,037 shares issued on the closing of the Dan's Competition, Inc. acquisition, 197,152 shares issued to the former shareholders of Carnegie Communications in connection with our acquisition of Carnegie and currently held in escrow, but does not include, as of July 1, 2001, a total of 8,546,235 shares of common stock, consisting of the following:



      o 5,067,017 shares of common stock underlying options outstanding as of July 1, 2001 at a weighted average exercise price of $12.14 per share;

      o 13,908 shares of common stock underlying warrants presently exercisable as of July 1, 2001 at an average exercise price of $5.06 per share;

      o 2,439,715 shares of common stock available for issuance as of July 1, 2001 under our Restated 1997 Employee, Director and Consultant Stock Plan; and

      o 1,026,887 shares registered to satisfy our obligation contained in the registration rights agreement executed in connection with the private placement of our Series B preferred stock and related warrants.

                                  RISK FACTORS




      An investment in our common stock involves a high degree of risk. The following risk factors, other information included in this report and information in our periodic reports filed with the SEC should be carefully considered. The material risks and uncertainties described below are related to this offering. You should also consider the risks discussed in our annual report filed on Form 10-K with the SEC on May 1, 2001 and amended on October 10, 2001, which relate to our business in general. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected, and you may lose some or all of your investment.

Our stock price may be adversely affected by significant fluctuations in our quarterly operating results.

      Our revenues for the foreseeable future will remain primarily dependent on sales of merchandise appearing in our catalogs and on our Web sites, and secondarily on sponsorship and advertising revenues. We cannot forecast with any degree of certainty the number of visitors to our Web sites, the extent of our merchandise sales or the amount of sponsorship and advertising revenues. We have already experienced the effects of seasonality on our merchandise sales, which are generally lower in the first half of each year. We believe that sponsorship and advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If similar seasonal and cyclical patterns emerge in Internet sponsorship and advertising spending, these revenues may vary significantly based on these patterns.


         Other factors which may cause our operating results to fluctuate significantly from quarter to quarter include:

      o our ability to attract new and repeat visitors to our Web sites and convert them into customers;

      o  price competition;

      o  the level of merchandise returns we experience;

      o unanticipated cost increases or delays in shipping, transaction processing and catalog production;

      o unanticipated delays or cost increases with respect to product introductions;

      o the reduction in consumer spending associated with a general slowdown of the U.S. economy;

      o  the costs, timing and impact of our sales and marketing initiatives;

      o  the costs of integrating businesses we acquire into our company; and

      o the shifting views of consumers on Internet-based commerce and Internet-related companies.

      Because of these and other factors, we believe that quarter-to-quarter comparisons of our results of operations are not good indicators of our future performance. If our operating results fall below the expectations of securities analysts and investors in some future periods, then our stock price may decline substantially.

Because we do not plan to pay cash dividends on our common stock, holders of shares of our common stock will not be able to receive any return unless they sell their shares.


      We have never declared cash dividends on our common stock and we do not anticipate declaring and paying cash dividends on our common stock at any time in the foreseeable future. The decision whether to apply legally available funds to the payment of dividends on our common stock will be made by our board from time to time in the exercise of its business judgment, taking into account, among other things, results of operations and financial condition, any then existing or proposed commitments by us for the use of available funds, and our obligations with respect to the holders of any then outstanding indebtedness or preferred stock. In addition, we may in the future issue debt securities or preferred stock or enter into loan agreements or other agreements that restrict the payment of dividends on, and repurchases of, our common stock.


The substantial number of shares that will become eligible for sale after this offering may cause the market price of our common stock to drop significantly.


      To date we have issued 9,265,170 shares of our common stock to pay for our strategic acquisitions, including 1,720,392 and 2,081,037 shares in connection with acquisition of CASS Communications and Dan's Competition, Inc., respectively, and we may be required to issue additional shares in connection with earnouts we agreed to in connection with our acquisitions of Triple Dot and Y-Access and our acquisition of CASS Communications. We anticipate that we will continue to pay for acquisitions by issuing additional shares of common stock for all or part of the acquisition purchase price and in connection with earnouts in connection with some or all of such acquisitions.


      In February 2001, we sold to one purchaser in a private placement 1,052,632 shares of our newly issued Series A convertible preferred stock, which initially are convertible into 877,193 shares of our common stock, and at the same time issued a warrant to purchase an additional 307,018 shares of our common stock. Then, in June, 2001, we sold to eight purchasers in a private placement 1,815 shares of our newly issued Series B convertible preferred stock, which initially are convertible into 1,551,282 shares of our common stock, and at the same time issued a warrant to purchase an additional 502,492 shares of our common stock. These securities, unlike the common stock, provide for protection upon the occurrence of certain stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions. In addition, the shares of Series B preferred stock provide for protection upon the issuance of additional shares of common stock or convertible securities at below specified prices. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise of the affected securities could increase. Subject to our satisfaction of specific conditions, we may require the holder to convert into common stock the shares of Series A preferred stock issued in the February 2001 private placement and we may redeem the related warrant. In addition, subject to our satisfaction of specific conditions, we may require that the shares of Series B preferred stock issued in the June 2001 private placement be converted into common stock. As of the date of this prospectus, we are not able to require conversion of the shares of Series A preferred stock, redeem the related warrant or require the holders of the Series B preferred stock to convert their shares into common stock. If we elect to redeem the warrant, its holder would most likely exercise the warrant because the holder would realize more value if it exercised the warrant than if it permitted us to redeem it.

We may sell additional shares of common stock, preferred stock and other convertible securities in the future to raise additional capital and your investment may be diluted or lose value as a result.

      The shares we issue in connection with our acquisitions and those issued in the private placement generally are issued with registration rights that require us to register the shares for sale to the public upon request of the holders. Pursuant to such requirements, we have, as of July 1, 2001, registered 8,874,432 shares of common stock for sale to the public by their holders, not including the shares being offered by the prospectus. In addition, as of July 1, 2001, the holders of an additional 362,911 shares of common stock currently have the right to require that we register their shares for sale to the public. The occurrence of sales of such shares, or the perception that such sales could occur, could cause the amount of our common stock available, or perceived to be available, to exceed demand, which could cause the market price for our common stock to drop significantly.

Our management and principal stockholders own approximately 40% of our outstanding common stock and could influence most matters requiring approval by our stockholders.


      Our directors, executive officers and five largest stockholders own, in the aggregate, shares of common stock and securities convertible into or exercisable for shares of our common stock representing approximately 40% of the outstanding shares of our common stock, calculated on a fully diluted basis assuming the exercise of all presently exercisable options and warrants, the conversion of all outstanding preferred stock and including the 1,720,392 and 2,081,037 shares of common stock issued in connection with the CASS Communications and Dan's Competition acquisitions, respectively. As a result, these stockholders, acting together, could influence significantly most matters requiring approval by our stockholders. In addition, our restated certificate of incorporation does not provide for cumulative voting with respect to the election of directors, including the election of the members of our board of directors. Such a concentration of ownership could affect the liquidity of, and have an adverse effect on the price of, our common stock, and may have the effect of delaying or preventing an acquisition or change in the control of our company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.



                YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                      BECAUSE THEY ARE INHERENTLY UNCERTAIN

      This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding market expectations and opportunities, market share growth and new products and service expectations and capabilities. These forward-looking statements are just predictions and involve risks and uncertainties such that actual results may differ materially.

      When used in this prospectus, the words "anticipate," "believe," "estimate," "expect" and "intend" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. Our actual future results may differ significantly from those stated in any forward-looking statements. These statements include statements regarding our ability to increase revenues, generate multiple revenue streams, increase visitors to our Web sites and build customer loyalty; our ability to develop our sales and marketing teams; our ability to capitalize on our sales and marketing efforts; our ability to capitalize on our promotions, sponsorship, advertising and other revenue opportunities; our ability to build the Alloy and CCS brand names, as well as the brand names of our subsidiaries, and develop our on-line community; our ability to develop commercial relationships with advertisers and other Web sites; our Web sites' appeal to marketers and users; our ability to meet anticipated cash needs for working capital and capital expenditures for the next 24 months; our ability to enhance our infrastructure technology, transaction-processing and automation capabilities of our Web sites; our ability to increase the efficiency of our supply chain and fulfillment system; our ability to expand into international markets; our ability to expand and utilize our name database; our ability to identify desirable products and to continue to limit our risks of our excess inventory; our continued ability to provide high levels of customer service and support; our ability to manage our vendors to maintain our profit margins; our ability to identify and integrate potential acquisitions and investments; and our continued ability to contact and successfully market to the increasing Generation Y audience.


      Such statements are based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by the forward-looking statements. We caution that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including but not limited to the following: our expected future losses; our planned sales and marketing campaigns may not attract sufficient additional visitors to our Web sites; our planned sales and marketing campaigns may not increase our revenues or generate additional revenue streams; we may lack sufficient experienced management and personnel; we may fail to develop further our internal sales and marketing organization to attract promotions, sponsorship, advertising and other revenues; we may not be able to adapt as internet technologies and customer demands continue to evolve; increased competition in the online commerce market may reduce our revenues; our ability to make future strategic acquisitions on prices and terms favorable to us; and we may experience business disruptions with third parties that provide us with essential business operations.

      As a result of the foregoing and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis which could materially and adversely affect our business, financial condition, operating results and stock price. We are not under any duty to update any of the forward-looking statements in this report to conform these statements to actual results, unless required by law.

      In evaluating this offering, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on page 3 of this document.

                                 USE OF PROCEEDS

      This prospectus relates to shares of our common stock being offered and sold for the accounts of the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering, but will pay certain expenses related to the registration of the shares of the common stock, and will receive the exercise price if certain of the selling stockholders exercise warrants to obtain shares. See "Plan of Distribution."

                              SELLING STOCKHOLDERS

      Based upon information available to us as of July 30, 2001, the following table sets forth the names of the selling stockholders, the number of shares owned, the number of shares registered by this prospectus and the number and percent of outstanding shares that will be owned after the sale of the registered shares, assuming all of the shares are sold. Except as otherwise set forth in the footnotes to the table, none of the selling stockholders has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of its, his or her ownership of shares of equity securities. Certain selling stockholders may be affiliates of broker-dealers. These selling stockholders purchased the securities in the ordinary course of business and, at the time they purchased the securities, did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which he, she or it provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933.


      The information set forth in the table includes the 1,720,392 shares of common stock issued in connection with the Cass Communications acquisition and assumes conversion of the Series A preferred stock at a conversion price per share of Series A preferred stock of $11.40, conversion of the Series B preferred stock at a conversion price per share of Series B preferred stock of $11.70, the exercise of all of the warrants issued in connection with the private placements of the Series A and Series B preferred stock.


      Pursuant to their terms, the Series B preferred stock and the related warrants are convertible or exercisable by a Series B holder only to the extent that the number of shares of common stock issuable on such conversion or exercise, together with the number of shares of common stock owned by that Series B holder and its affiliates (but not including shares of common stock underlying unconverted or unexercised options, warrants or convertible securities), would not exceed 4.99% of our then outstanding common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, except that each holder may elect to waive this restriction as to itself by giving written notice to us at least sixty-one (61) days before the waiver is to become effective. Accordingly, the number of shares of common stock set forth in the table as beneficially owned by each Series B holder before and after the offering may exceed the number of shares of common stock that it could own beneficially at any given time as a result of its ownership of the Series B preferred stock and the related warrants.

      Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable.


                                          Shares Beneficially                       # of Shares after
                                          Owned Prior to the        Shares being    Completion of this
Name                                           Offering                Offered         Offering (1)
----                                           --------                -------         ------------
BayStar Capital, L.P.(2)                        990,111             1,485,173                   0

BayStar International, Ltd.(3)                  424,333               636,488                   0

Bayview Partners(4)                              67,893               101,883                   0

Bryan Cadogan(5)(6)                              93,462                28,469              64,993

Gary Colen (5)(6)                               168,361                28,469             139,892

Crosslink Crossover Fund III, L.P.(7)           424,333               636,488                   0

Peter M. Graham(8)                              141,366                12,414             131,000

Peter M. Graham Money                            25,641                38,477                   0
  Purchase Plan and Trust(9)

Elyssa Kellerman(10)                             28,288                42,459                   0

Marta Loeb (5)(6)                                16,208                 4,360              11,848

Offshore Crosslink Crossover                     28,288                42,459                   0
  Fund III Unit Trust(11)

Dwayne Pettigrew (5)(6)                           4,308                   998               3,210

St. Paul Venture Capital VI, LLC(12)          1,184,211             1,184,211                   0

Thunder Financial, LLC(13)                       56,578                84,817                   0

Alan M. Weisman(5)(14)                        1,720,392             1,720,392                   0

Owen E. Landon, Jr.                              85,028                85,028                   0

Virginia B. Landon                                2,517                 2,517                   0

Owen E. Landon, Jr.
Revocable Common Trust                           21,423                21,423                   0

Owen E. Landon, Jr. Irrevocable NVC
Trust dated December 31, 1976 for the
benefit of Mark B. Landon                        17,637                17,637                   0

Owen E. Landon, Jr. Irrevocable NVC
Trust dated December 31, 1976 for the
benefit of Susan L. Bogue                        17,637                17,637                   0

Owen E. Landon, Jr. Irrevocable NVC
Trust dated December 31, 1976 for the
benefit of Owen E. Landon, III                   17,637                17,637                   0

Owen E. Landon, Jr. Irrevocable NVC
Trust dated December 31, 1976 for the
benefit of Karen L. Moore                        17,637                17,637                   0

Owen E. Landon, Jr. Irrevocable NVC
Trust dated December 31, 1976 for the
benefit of Kimberly Marie Adams                  17,637                17,637                   0


------------------------------------
(1) The numbers assume that the selling stockholders have sold all of the shares offered hereby prior to completion of this Offering.
(2) Consists of 747,863 shares issuable upon conversion of our Series B preferred stock and 242,248 shares issuable upon conversion of a currently exercisable warrant. Also includes 495,062 shares potentially issuable under anti-dilution provisions.
(3) Consists of 320,512 shares issuable upon conversion of our Series B preferred stock and 103,821 shares issuable upon conversion of a currently exercisable warrant. Also includes 212,155 shares potentially issuable under anti-dilution provisions.
(4) Consists of 51,282 shares issuable upon conversion of our Series B preferred stock and 16,611 shares issuable upon conversion of a currently exercisable warrant. Also includes 33,990 shares potentially issuable under anti-dilution provisions.
(5) Sales of such shares are restricted pursuant to lockup agreements entered into by us with the selling shareholders, as discussed in the text following this table.


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

(6) Currently employed by Triple Dot Communications, Inc., a Delaware corporation that is our wholly-owned subsidiary.
(7) Consists of 320,512 shares issuable upon conversion of our Series B preferred stock and 103,821 shares issuable upon conversion of a currently exercisable warrant. Also consists of 212,155 shares potentially issuable under anti-dilution provisions.
(8) Consists of (a) 38,892 shares directly owned, (b) 8,306 shares subject to currently exercisable warrants held by Mr. Graham individually, (c) 25,641 shares issuable upon conversion of Series B preferred stock held by the Peter M. Graham Money Purchase Plan and Trust, (d) 33,527 shares held by The LLZ 1997 Trust and (e) 35,000 shares subject to currently exercisable options held by Mr. Graham individually. Mr. Graham is a member of our Board of Directors. Mr. Graham also is a trustee of The LLZ 1997 Trust. Mr. Graham shares voting and investment power over the shares owned by The LLZ 1997 Trust, but has no pecuniary interest in its shares and therefore expressly disclaims beneficial ownership of those shares. Also consists of 4,108 shares potentially issuable under anti-dilution provisions.
 (9) Consists of 25,641 shares issuable upon conversion of our Series B preferred stock. Peter Graham, a beneficiary and sole trustee of the Peter
     M. Graham Money Purchase Plan and Trust, is a member of our board of directors. See footnote 8 for a description of Mr. Graham's stockholdings. The Peter M. Graham Money Purchase Plan and Trust has no interest in any of the shares owned or controlled by Mr. Graham in any other capacity, and expressly disclaims beneficial ownership of such shares. Also consists of 12,836 shares potentially issuable under anti-dilution provisions.
(10) Consists of 21,367 shares issuable upon conversion of our Series B preferred stock and 6,921 shares issuable upon conversion of a currently exercisable warrant. Also consists of 14,171 shares potentially issuable under anti-dilution provisions.
(11) Consists of 21,367 shares issuable upon conversion of our Series B preferred stock and 6,921 shares issuable upon conversion of a currently exercisable warrant. Also consists of 14,171 shares potentially issuable under anti-dilution provisions.
(12) Consists of 877,193 shares issuable upon conversion of our Series A preferred stock and 307,018 shares issuable upon conversion of a currently exercisable warrant.
(13) Consists of 42,735 shares issuable upon conversion of our Series B preferred stock and 13,843 shares issuable upon conversion of a currently exercisable warrant. Also consists of 28,239 shares potentially issuable under anti-dilution provisions.
(14) Mr. Weisman is President of our CASS Communications, Inc. subsidiary.



      On February 16, 2001, we completed the issuance and sale to St. Paul Venture Capital VI, LLC in a private placement of (i) 1,052,632 shares of our newly created Series A Preferred Stock, $.01 par value per share, at a purchase price of $9.50 per share, and (ii) a warrant to purchase up to 307,018 shares of our common stock, $.01 par value per share (the "Common Stock"). The Series A preferred stock is convertible into common stock at an initial conversion price of $11.40 per share, subject to appropriate adjustments for stock splits and other combinations and certain dilutive events, without payment of any additional consideration. The Series A preferred stock accrues dividends in the amount of 3% per annum, payable solely in the form of additional shares of Series A preferred stock. The warrant is exercisable in whole or in part at any time on or prior to February 15, 2006 for an exercise price of $12.83 per share, subject to appropriate adjustments for stock splits and other combinations. We may require the holder to convert the Series A preferred stock, and may redeem the warrant for nominal consideration, at any time after February 15, 2003 if the reported closing sales price of our common stock exceeds $25 per share, subject to appropriate adjustments for stock splits and other combinations, for a period of 10 consecutive trading days.

     On June 19, 2001, we completed the issuance and sale to BayStar Capital, L.P., BayStar International, Ltd., Lambros, L.P., Crosslink Crossover Fund III, L.P., Offshore Crosslink Crossover Fund III Unit Trust, Bayview Partners, the Peter M. Graham Money Purchase Plan and Trust and Elyssa Kellerman of an aggregate of (i) 1,815 shares of our newly created Series B preferred Stock, $.01 par value per share, at a purchase price of $10,000 per share, and (ii) warrants to purchase up to 502,492 shares of common stock. The Series B preferred stock is convertible into common stock at an initial conversion price of $11.70 per share, subject to appropriate adjustments for stock splits and other combinations and certain dilutive events, without payment of any additional consideration. The Series B preferred stock accrues dividends in the amount of 5.5% per annum, payable quarterly in arrears either in the form of cash or an increase in the stated value of each share of Series B preferred stock at our option. We may require that the Series B preferred stock be converted into common stock at any time after June 19, 2002 if the reported closing sales price of the common stock equals or exceeds $20.475 per share, subject to appropriate adjustments for stock splits and other combinations, for the 20 consecutive trading days immediately before we make the conversion election and certain other conditions are met. Each warrant we issued in connection with the private placement of our Series B preferred stock is exercisable in whole or in part at any time on or prior to June 15, 2005 for an exercise price of $12.46 per share, subject to appropriate adjustments for stock splits and other combinations. As part of the issuance and sale of the Series B preferred stock and the related warrants we entered into a Registration Rights Agreement with the purchasers. In that agreement we agreed initially to register for resale a number of shares of common stock equal to 1.50 times the number of shares issuable as of the day prior to our filing of the registration statement that includes this prospectus on conversion of the Series B preferred stock and exercise of the related warrants. To satisfy that obligation, we have registered 1,026,887 more shares than the number of shares initially issuable on conversion of the Series B preferred stock and exercise of the related warrants. If the actual number of shares issued upon such conversion and exercise is more than the number we have registered under this prospectus, we will have to register additional shares for resale by certain of the selling shareholders.


      The shares being offered by Messrs. Cadogan and Colen were issued as part of earnouts we agreed to in connection with our acquisition of Triple Dot Communications, Inc. in December 2000 and our acquisition of Y-Access, LLC in January 2001. The shares being offered by Mr. Pettigrew and Ms. Loeb were issued as part of the earnout we agreed to in connection with our acquisition of Y-Access, LLC in January 2001.


      On December 29, 2000, we entered into lockup agreements with Messrs.
Colen and Cadogan to restrict the sale of shares each received in connection with the Triple Dot acquisition. Under the terms of the lockup agreement, each is prohibited from selling the shares he received (a) until 90 days after the effective time of the acquisition with respect to 100% of such shares, (b) until 180 days after the effective time of the acquisition with respect to 75% of such shares, and (c) thereafter until the first anniversary of the effective time of the acquisition with respect to 50% of such shares. The agreements expire on December 29, 2001.

      On January 5, 2001, we entered into lockup agreements with Messrs. Colen, Cadogan and Pettigrew and Ms. Loeb in connection with the Y-Access acquisition. The terms of these lockup agreements are identical to the Triple Dot lockup agreements and they expire on January 5, 2002.


                              PLAN OF DISTRIBUTION

      The shares of common stock to be sold by the selling stockholders in this offering have been listed on the Nasdaq National Market.

      We are registering the shares offered under this prospectus on behalf of the selling stockholders for resale of such shares from time to time after the date of this prospectus. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the named selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders, subject to reimbursement as described below. We will not receive any proceeds from the sales of shares by the selling stockholders but will receive the exercise price on their exercise of warrants to acquire shares.

      Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions, which may include block transactions, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions otherwise than on the Nasdaq National Market or in the over-the-counter market, through put or call options transactions relating to the shares whether such options are listed on an options exchange or otherwise, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers.

      In connection with the sale of shares, the selling stockholders may: enter into hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; sell short or deliver shares to close out positions; or loan shares to brokers, dealers or others that may in turn sell such shares.


      The selling stockholders may effect transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Those broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (that compensation as to a particular broker-dealer might be in excess of customary commissions). One of the selling stockholders, Alan M. Weisman, has agreed to effect all of his shares only through BancBoston Robertson Stephens, Inc. or another securities firm selected by us in our sole discretion.


      The selling stockholders and any broker-dealers that act in connection with the sale of shares may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, and any commissions received by those broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

      Because the selling stockholders may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

      The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided it meets the criteria and conforms to the requirements of Rule 144.

      Upon notification to us by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution for an exercise price of $ .01 per share or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act. That supplement will disclose

      o the name of the selling stockholder(s) and of the participating broker-dealer(s),

      o  the number of shares involved,

      o  the price at which such shares were sold,

      o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

      o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

      o  other facts material to the transaction.

      We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933.

                                  LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for Alloy by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Certain attorneys at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., beneficially own an aggregate of 3,300 shares of our common stock.

                                     EXPERTS

      The financial statements of Alloy and its subsidiaries as of January 31, 2001, 2000 and 1999, have been incorporated by reference herein in reliance upon the report of Arthur Andersen LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

      In addition, the financial statements of Cass Communications, Inc. for the years ended December 31, 2000 and 1999 have been incorporated by reference to Alloy's Current Report on Form 8-K/A, filed with the Commission on October 18, 2001, in reliance upon the report of Hutton, Nelson & McDonald LLP, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Common stock is listed and traded on the Nasdaq National Market under the symbol "ALOY."

      This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

      The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later

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
with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares offered by this prospectus:

      o Annual Report on Form 10-K for the fiscal year ended January 31, 2001, filed on May 1, 2001 and amended on October 10, 2001;

      o Annual Report on Form 10-K/A for the fiscal year ended January 31, 2001 filed on October 10, 2001;

      o  Definitive Proxy Statement, filed on May 31, 2001;

      o Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2001, filed on June 14, 2001;

      o Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2001, filed on September 14, 2001;

      o Quarterly Report on Form 10-Q/A for the fiscal quarter ended April 30, 2001, filed on October 18, 2001;

      o Quarterly Report on Form 10-Q/A for the fiscal quarter ended July 31, 2001, filed on October 18, 2001;

      o Quarterly Report on Form 10-Q/A for the fiscal quarter ended July 31, 2001, filed on October 24, 2001;

      o  Current Report on Form 8-K/A, filed on May 14, 2001;

      o  Current Report on Form 8-K, filed on June 21, 2001;

      o  Current Report on Form 8-K, filed on July 10, 2001; and

      o  Current Report on Form 8-K, filed on August 13, 2001;

      o  Current Report on Form 8-K, filed on August 14, 2001;

      o  Current Report on Form 8-K/A, filed on September 14, 2001;

      o  Current Report on Form 8-K/A, filed on October 10, 2001;

      o  Current Report on Form 8-K, filed on October 15, 2001;

      o  Current Report on Form 8-K/A, filed on October 18, 2001;

      o The description of the our common stock contained in "Description of Capital Stock" in the Registration Statement on Form S-1 declared effective by the Commission on May 13, 1999 (File No. 333-74159), including any amendment or report filed for the purpose of updating such description.

         You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:

                                   Alloy, Inc.
                        151 West 26th Street, 11th Floor
                               New York, NY 10001
                                 (212) 244-4307
                          Attention: Samuel A. Gradess

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